Exhibit 99.1

Corporate Presentation 1 Nasdaq: PRTG September 2022

Legal Disclaimer 2 This presentation is for information purposes only . This presentation does not constitute a general advertisement or general solicitation or an offer to sell or a solicitation to buy any securities in any jurisdiction . Such an offer can only be made by prospectus or other authorized offering document . This presentation and materials or fact of their distribution or communication shall not form the basis of, or be relied on in connection with any contract, commitment or investment decision whatsoever in relation thereto . No securities commission or similar authority in Canada, the United States or any other jurisdiction has in any way passed upon the adequacy or accuracy of the information contained in this presentation . Forward - Looking Information This presentation contains "forward - looking statements" that involve risks and uncertainties . Our actual results could differ materially from those discussed in the forward - looking statements . The statements contained in this presentation that are not purely historical are forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, or the "Securities Act," and Section 21 E of the Securities Exchange Act of 1934 , as amended, or the Exchange Act . Forward - looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "strategy," "target," "will," "would" and similar expressions or variations intended to identify forward - looking statements . These statements are based on the beliefs and assumptions of our management based on information currently available to management . Such forward - looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward - looking statements . Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our reports filed with the Securities and Exchange Commission from time to time . Except as required by law, we undertake no obligation to update any forward - looking statements to reflect events or circumstances after the date of such statements . No representation or warranty, express or implied, is or will be given by Portage Biotech Inc . (the “Company”) or any of its affiliates, directors officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency of this presentation or for any errors, omissions, misstatements, negligent or otherwise, contained herein . A shelf registration statement on Form F - 3 relating to the public offering of the Company’s common stock was declared effective by the Securities and Exchange Commission on March 8 , 2021 . Before you invest, you should read the prospectus in the registration statement and related preliminary prospectus supplement that the Company will file with the Securities and Exchange Commission for more complete information about the Company and the offering . An electronic copy of the preliminary prospectus supplement and accompanying prospectus relating to the offering will be available on the website of the Securities and Exchange Commission at www . sec . gov .

I/O Company with 4 First/Best in Class Small Molecules in the Clinic Who We Are Cash Runway for Current Programs Potentially Extended into 2024 Veteran Team from BMS, with 10 Oncology Approvals and Multiple Billion $ Exits Nine Phase 1b/2 Data Catalysts in Eight Tumor Types Over Next 18 - 24 Months 3

Allan Shaw CFO Justin Fairchild VP Clin Dev Proven Leadership with Oncology and Financing Expertise Board of Directors Gregory Bailey, MD Rob Glassman, MD Linda M. Kozick Jim Mellon Mark Simon Ian Walters, MD CEO, Chairman Rob Kramer, PhD CSO Steve Innaimo VP PM & Operations Brian Wiley CBO Steven Mintz St. Germain Capital Corp >10 Oncology Approvals, Several Billion $ Exits 4

Our Formula for Success De - Risked Research Innovative Structure Strong Academic & Industry Network Developing First/Best in class I/O agents Potential for Large Returns Right experiments at the right time Capital efficient model Big pharma insights Targeting ~70 - 80% of patients that do not respond Track record of high value exits 5

Our Strategic Approach for Success in Immuno - Oncology 6 Implement strategies to avoid late - stage clinical failure Look for broad targets Only test agents with single agent activity Test non - overlapping MOA’s Do randomized studies early Enrich patient population when possible Create competitive tension in a commoditized field $70B IO market expected to grow in next 5 years Engage regularly with companies likely to transact Pre - vet all development programs Partner with companies Retain exclusivity

Advantageous Approach to Immuno-Oncology Therapeutics Development

iNKT and Adenosine modulate multiple components of the immune system to produce a durable response

Drug Class	Adaptive Immune System	Tumor Microenvironment	Innate Immune System	Direct Tumor	Checkpoint
iNKT agonists	DC, B, & T-cells	MDSC, Mϕ PMN	NK	In CD1d + cells	Combine with approved PD-1
Adenosine compounds	DC & T-cells	MDSC, Mϕ, Treg, PMN	NK	Decreased proliferation and metastasis	Combine with approved CPI
IDO	T-cells				Combine with approved PD-1
Bempeg IL-2	T-cells				Combine with approved PD-1

Broad targets are more likely to have single agent activity and offer greater clinical benefit

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Nine Near Term Phase 1b/2 Data Catalysts PLATFORM TECHNOLOGY ASSET INDICATION STAGE # of PTS PORT - 2 iNKT Agonists Liposomal Formulations IMM60 Melanoma + NSCLC Phase 1 18 ᬚ PORT - 2 iNKT Agonists Liposomal Formulations IMM60 Refractory Melanoma Phase 2 10 ᬛ PORT - 2 iNKT Agonists Liposomal Formulations IMM60 + Keytruda ® Front line PD - L1 + NSCLC Phase 2 30 ᬜ PORT - 2 iNKT Agonists Liposomal Formulations IMM60 + Keytruda ® PD - L1 – NSCLC 2 nd /3 rd line Phase 2 10 ᬝ PORT - 2 iNKT Agonists Liposomal Formulations IMM60 + Keytruda ® PD - L1 + NSCLC 2 nd line Phase 2 15 PLATFORM TECHNOLOGY ASSET INDICATION STAGE # of PTS PORT - 6 PORT - 7 A2AR Inhibitor A2BR Inhibitor TT - 10 TT - 4 A2A and A2B exp Solid Tumors Phase 1a 21 - 27 ᬞ PORT - 7 A2BR Inhibitor TT - 4 A2B exp Solid Tumors Phase 1b 20 ᬟ PORT - 6 A2AR Inhibitor TT - 10 A2A exp Solid Tumors Phase 1b 20 ᬠ PORT - 6 combo A2AR Inhibitor TT - 10 + CPI A2A exp Solid Tumors Phase 1b 20 ᬡ PORT - 7 combo A2BR Inhibitor TT - 4 + CPI A2B exp Solid Tumors Phase 1b 20 ᬢ PORT 6/7 combo A2AR Inhibitor A2BR Inhibitor TT - 10 TT - 4 + CPI BM enriched Phase 1b 20 8 iNKT Platform Adenosine Platform

iNKT agonists PORT - 2, PORT - 3 Activating the innate, adaptive immune system and correcting the TME

PORT - 2 is a Rationally Designed Liposome Containing IMM60 Binds to TCR on iNKT Put in charged liposome to protect lipid chain and promote Type 1 cytokine release iNKT cell Hydrophilic head Hydrophobic tail • Taken up by APC • Present to CD1d • Re - cycle to surface Binds to CD1d on APC and other myeloid cells 10 IMM60

iNKT cell Portage’s iNKT agonist (PORT - 2) Stimulates Multiple Arms of the Immune System Innate Immune System Tumor Microenvironment Adaptive Immune System 11

12 Source: Jukes et al Eur. J. Immunol. 2016. 00: 1 – 11 PORT - 2 (IMM60) Demonstrates Superior Response Versus PD - 1 Antibody IMM60 (0.5ng/mouse) PORT - 2 Vehicle + anti PD - 1 Vehicle untreated PORT - 2 shows better response rates vs anti - PD - 1 in melanoma animals B16 melanoma lung metastases

IMPORT-201: Dose Escalation with Best-in-Class Design for NSCLC and Melanoma

Phase 1/2 Trial

Primary investigator
Mark Middleton, Churchill Hospital, Oxford: 3 additional sites

Primary endpoint
Safety

Secondary endpoints
Response, PFS at 6 months, frequency of iNKT cells, frequency of Ag specific T cells, frequency MDSC's & other immune related parameters

Dose escalation (monotherapy)
3+3 design
6 x iv infusions
q3w @ 1/3/9 mg/m^2
Max. n=18
↓
MTD

PORT-2

Dose escalation (combination therapy)
3+3 design
6 x iv infusions
q3w @ MTD-1 Max. n=12
↓
Combination MTD ('CMTD')

PORT-2 + PD-1

Phase 1 in refractory melanoma and NSCLC

13
Source: https://www.isrctn.com/ISRCTN80472712

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14 ASCO 2022 ASCO 2022, Interim Data Confirms PORT - 2 MOA and Shows Good Safety Tumor type 2 Melanoma 3 NSCLC Age 64 (41,79) Median prior therapies 5(3,7) Prior PD - 1 100% Performance status 40% ECOG 0 60% ECOG 1 Baseline 3 months • MCP - 1 and IP - 10 showed increases in most subjects, no increases in IL - 6, IL - 4 and IL - 10 • iNKT’s down regulate their TCR when the agonist. binds to the receptor, Indicates activation of the iNKT. Tends to return to baseline at 1 week • 3 out of 4 patients had increased number of NK cells • Increase in CD69 activation marker on NK cells, increased CD86 on dendritic cells (DC) Exposure/Safety: • 21 infusions administered to 5 patients [median 4 per patient (3,5)] • No SAEs, no DLTs were observed • All patients report one or more grade 1 or 2 AE’s that were deemed at least possibly related: pain, fatigue, edema, dizziness, weight loss, nausea, vomiting, itching, weakness, pleural effusion, hypertension, and hair loss • Best response by RECIST was PD in all 3 patients at 1mg/m 2 dose. One of 2 patients treated at 3mg/m 2 had mixed response (melanoma patient previously failed anti - PD - 1 and targeted therapy), see images below. Evidence of monotherapy activity MCP - 1CCL - 2 pg/ml Maturation of cDC2 (CD86 on CD1c+ DC) Down regulation of TCR on iNKT cell in response to treatment (% T cells) Mediastinal Lesion Decreased. 4cm to 1.9cm

15 Source: https:// www.isrctn.com/ISRCTN80472712 Multi - arm study with four Phase 2 readouts in 2023/2024 IMPORT - 201: Phase 2 Evaluates Front Line NSCLC and Refractory Melanoma PD - 1 q3wk iv infusions n=15 PD - 1 naïve patients PORT - 2 One dose @ MTD n=15 PORT - 2 + PD - 1 6 x iv infusions q3wk @ CMTD n=30 PD - 1 naïve patients Biopsy at 2 - 3wk Pre - Rx Biopsy NSCLC N=60 Progression PD - L1 ≥ 50% PD - L1 <1% PORT - 2 6 x iv infusions q3w @ MTD n=10 PD - 1 refractory Melanoma N=10 ᬛ PORT - 2 + PD - 1 q3wk iv x 5 ᬚ ᬜ ᬝ PORT - 2 + PD - 1 q3wk iv x 6 Clinical Catalysts

Adenosine Portfolio Unique position to modulate Adenosine in 4 different ways PORT - 6 A2AR Inhibitor PORT - 7 A2BR Inhibitor PORT - 8 A2AR/A2BR Dual Inhibitor PORT - 9 Gut - restricted A2BR Inhibitor

17 Targeting Adenosine in Cancer Immunotherapy to Enhance T - Cell Function; Virgano, et al; Frontiers in Immunology 2019 modified slightly and used under CC BY 4.0 Leveraging A2A and A2B Alone or in Combo Allows for Customization of Treatment Macrophage Treg T cell NK Cell Endothelial Cell CAF MDSC Tumor Cell Neutrophil DC Promote adaptive response (A2A and A2B) Correct the TME (A2A and A2B) Decrease proliferation, metastasis and survival (A2A and A2B) Tumor is complex system governed by numerous immune cells

Fast Follower with Superior Profile Enables Best in Class Development

A2A (TKI's from iTeos, Corvus, Arcus, AZ, BMS, Merck, Schering Plough and more):

- iTeos monotherapy activity demonstrated only at high doses and with BID administration (more durable blockade)[1]
  - 17% ORR at 80mg BID (RP2 dose)
  - Other agents with limited response in PC,RCC, NSCLC, H&N, CRC
- CNS/CV toxicity limits dose (felt due to hitting A1)[1]
- Biomarker selection possible (gene expression vs IHC)[2]

Tumor type	% A2A high*
RCC	50
BC	38
NSCLC	34
Gastric	32
Prostate	26

Best % Change in Tumor Lesion by High/Low $A_{2A}R$ levels



N= 23 RECIST-evaluable patients with reported A2AR Levels
* Progression-free > 6 months
Best percent change
100
50
20
0
-30
-50
-100
A2AR low
A2AR high

Survival curve by High/Low $A_{2A}R$ levels



A2AR low
A2AR high
HR=0.45 (0.19-1.08)
P=0.02
Probability of Survival
100
50
0
100
200
300
Days

Portage Strategy is to utilize more potent, selective and durable inhibition in selected population

1. ASCO 2021
2. AACR 2021/2022

* Expression data from Labcorp

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19 PORT - 6: Best - in - Class A2A - More Selective, More Potent, & More Durable 1 Data on File 2 AACR 2019 3 Cancer Immunology Research 2018 4 ASCO GU 2020, SITC 2018 Key Parameters PORT - 6 Portage 1 EOS - 850 iTeos 2 CPI - 444 Corvus 3 AB928 Arcus 4 Significance Potency (cAMP functional inhibition of A2AR) IC50 0.40 nM 2.24 nM 17.03 nM - - PORT - 6 is >5x more potent than next best IC50 Ki 0.065 nM - - - - 1.4 nM Port - 6 22x more potent than Arcus on Ki measure Selectivity against A1 Receptor (Safety) >150,000x 270x 54x 43x A1R associated with CNS and CV toxicity Receptor Occupancy 10+ hours 2.5 hours 0.3 hours - - Prolonged PD effect: Key attribute given high concentrations of adenosine in TME Tumor Concentration 10x vs plasma - - - - 1.6x vs plasma High concentration in tumor tissue required for effective antagonism of tumor expressed receptors Single Agent Efficacy (% Tumor Reduction) 54% (p<0.05) CT26 Colon Cancer <10% (p=ns) CT26 Colon Cancer <10% (p=ns) CT26 Colon Cancer ~20% B16f10 Melanoma Competing compounds only show effect in combination with other agents

20 Data on File PORT - 7: Highly Selective and Potent A2B Adenosine Receptor Antagonist High potency and selectivity may provide important safety and efficacy advantages • Activity in 4T1, CT26, and other disease models (Asthma, fibrosis, sickle cell) • IND approved for pro - drug Binding Affinity Functional Receptor Antagonism receptor Receptor Ki (nm) Selectivity A2B 9 1 A1 >30,000 >3000x A2A >10,000 >1000x A3 >30,000 >3000x Receptor Ki (nm) Selectivity A2B 13 1 A1 300 23x A2A 1,800 138x A3 60,000 >4,000x

21 ADPORT - 601 : Adaptive Phase 1a/1b Study Phase 1a Starting Dose (10 mg BID) (n=12 - 15) A2AR (PORT - 6) indications: A2BR (PORT - 7) indications: Colorectal Cancer, Non - small Cell Lung Cancer, Endometrial Cancer, Ovarian Cancer with high A2B expression Prostate Cancer, Non - small Cell Lung Cancer, Head & Neck Cancer, Renal Cell Cancer with high A2A expression PORT - 6 1a: MONOTHERAPY Phase 1a Starting Dose (200 mg QD) (n=9 - 12) PORT - 7 100 mg 800 mg Recommended P2 Dose Recommended P2 Dose PORT - 6 + PORT - 7 PORT - 6 + PD - 1 PORT - 7 + PD - 1 Possible COMBO options PORT - 6/PORT - 7 + other Portage agents 1b: MONOTHERAPY RANDOMIZED VS SOC PORT - 6 and/or Port - 7 PORT - 6 and/or Port - 7 + SOC n=20 ᬠᬡ ᬢ n=20 Cross over ᬞᬟ at progression Monotherapy in enriched patient population SOC n=10 Clinical Catalysts

iNKT Agonists • Formulations with antigens, other I/O agents • Liposomes/particles 2031 - 2036 Patent Exclusivity Many Applications Pending Worldwide Strong U.S. and Global IP Positions on Platforms and Products Broad and deep intellectual property covering: >60 Issued Patents Adenosine Inhibitors • Composition of matter patents • Use patents filed Nanolipogel & DNA Aptamers • Optimized co - delivery platforms • New IP for aptamers • Composition patents for products VLP Delivery Platform • First - in - class systemic STING agonist 22

Summary Financial Data Cash Balance (06/30/22) ~$21.2 million Committed Purchase Lincoln Park Capital $30 million Debt $ - Shares Outstanding (08/31/22) 16,943,672 Insider Ownership 52% Public Float* 48% Options & RSUs Outstanding (08/31/22) 1,217,300 Warrants Outstanding (08/31/22) 33,888 Net Loss (Quarter Ended 06/30/22) $(1.6 million) Expected Quarterly Burn in 2023 ~$5 million 23 * Includes ~3.5M Shares subject to lock - up agreements (6 - 12 mo) in recent 2 stock transactions

Key Upcoming Clinical Development Milestones* 2022 2023 2024 Q4 Q1 Q2 Q3 Q4 1H 2H IMPORT - 201 P2 start IMPORT - 201 P1 presentation PORT - 5 IND submission IMPORT - 201 P2 ORR data ADPORT - 601 study activation ADPORT - 601 1b start IMPORT - 201 US IND/ EU CTA IMPORT - 201 ASCO IMPORT - 201 presentation IMPORT/ADPORT ASCO IMPORT - 201 P2 PFS data IMPORT/ADPORT SITC 24 * At conferences we will present multiple arms & tumor types

Novel, Clinical Stage I/O Portfolio with Small Molecule Focus • Manufacturing simplicity, low capital investment • Nine phase 1b/2 clinical data reads over next 2 years Engine for Efficient Drug Development & Commercialization • Expert scientific oversight • Lean structure with good cash runway Preferred Partner for Pharma in I/O • Deep industry network facilitates engagement with big pharma and biotech • Packaged for commercialization/acquisition Expert Leadership with Track Record of Success • Proven success, more than 10 oncology approvals • Formation of Biohaven Pharmaceuticals, sale to Pfizer Accelerating I/O Development in Untapped Growth Areas 25